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TALISMAN ENERGY FLOWS HIGH QUALITY OIL
FROM KURDAMIR-2 WELL

CALGARY, Alberta – November 19, 2012 – Talisman Energy Inc. (TSX:TLM) (NYSE:TLM) has confirmed a significant accumulation of light oil in the Kurdamir-2 well in the Kurdistan Region of northern Iraq.

“We are very excited to have found high quality oil with significant flow rates in the lower part of the Oligocene formation,” said Richard Herbert, Executive Vice-President, Exploration. “We are preparing to test two additional zones in the oil leg over the coming weeks. Plans are underway to drill an appraisal well, Kurdamir-3, adjacent to this discovery, in early 2013.”

The cased-hole test was conducted in the deeper part of the Oligocene formation and follows on the initial open-hole test conducted in March 2012. The test targeted 20 metres of fractured reservoir below the main porous zone. This zone tested at stabilized rates of up to 3,450 bbls/d of 38 degree API oil and 8.8 mmcf/d of natural gas over a two-day period. The final rate was achieved on a 72/64” choke with a wellhead flowing pressure of 810 psi. The results of this test confirm the presence of an oil column of at least 146 metres in the Oligocene reservoir, with no evidence yet of the oil-water contact level. The deeper extent of the oil column will be appraised by the drilling of the Kurdamir-3 well.

Talisman is operator of the Kurdamir Block, with a 40% working interest. Joint venture participants include WesternZagros Limited, with a 40% working interest, and the Kurdistan Regional Government, with a 20% carried interest.

Talisman Energy Inc. is a global upstream oil and gas company, headquartered in Canada. Talisman has three main operating areas: the Americas (North America and Colombia), Southeast Asia and the North Sea, with an active exploration program across all three. Talisman is committed to conducting business safely, in a socially and environmentally responsible manner, and is included in the Dow Jones Sustainability (North America) Index. Talisman is listed on the Toronto and New York stock exchanges under the symbol TLM. Please visit our website at www.talisman-energy.com.

For further information, please contact:

Media and General Inquiries:                                                                                     Shareholder and Investor Inquiries:
David Mann, Vice-President                                                                                     Lyle McLeod, Vice-President
Corporate & Investor Communications                                                                   Investor Relations
Phone:  403-237-1196                                                                                                  Phone:   403-237-1020
E-mail:    tlm@talisman-energy.com                                                                           E-mail:   tlm@talisman-energy.com

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Advisories

This news release contains information that constitutes “forward-looking information” or “forward-looking statements” (collectively “forward-looking information”) within the meaning of applicable securities legislation. This forward-looking information includes, among others, statements regarding: business strategy, priorities and plans; planned appraisal drilling in the Kurdistan Region of northern Iraq; and other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance. The factors or assumptions on which the forward-looking information is based include: assumptions inherent in current guidance; projected capital investment levels; the flexibility of capital spending plans and the associated sources of funding; the successful and timely implementation of capital projects; the continuation of tax, royalty and regulatory regimes; ability to obtain regulatory and partner approval; commodity price and cost assumptions; and other risks and uncertainties described in the filings made by the company with securities regulatory authorities. The company believes the material factors, expectations and assumptions reflected in the forward-looking information are reasonable but no assurance can be given that these factors, expectations and assumptions will prove to be correct.

Undue reliance should not be placed on forward-looking information. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks which could cause actual results to vary and in some instances to differ materially from those anticipated by Talisman and described in the forward-looking information contained in this news release. The material risk factors include, but are not limited to: the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas; risks and uncertainties involving geology of oil and gas deposits; the uncertainty of reserves and resources estimates and underlying reservoir risk; the uncertainty of estimates and projections relating to production, costs and expenses; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; fluctuations in oil and gas prices; and risks in conducting foreign operations. The foregoing list of risk factors is not exhaustive. Additional information on these and other factors which could affect the company’s operations or financial results or strategy are included in Talisman’s most recent AIF. In addition, information is available in the company’s other reports on file with Canadian securities regulatory authorities and the SEC. Forward-looking information is based on the estimates and opinions of the company’s management at the time the information is presented. The company assumes no obligation to update forward-looking information should circumstances or management’s estimates or opinions change, except as required by law.

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